Exhibit 99.3

News

RiT TECHNOLOGIES LAUNCHES NEW, IMPROVED VERSION OF
EPV REAL-TIME PLUG-&-PLAY CABLING MANAGEMENT SOLUTION

- Expanded Capabilities Bring EPV’s Innovative Appliance-Based,
Real-Time Cabling Management Concept to Medium and Large Organizations –

Tel Aviv, Israel – January 27, 2010 – RiT Technologies (NASDAQ: RITT), today announced a new, enhanced version of its EPV appliance-based cabling management solution aimed at large as well as small-to-medium-sized organizations. Through a significant expansion in the size of network that can be monitored, the new EPV allows large as well as small-to-medium-sized organizations to take advantage of the system’s no-risk approach towards the implementation of real-time connectivity monitoring in the communications room and remote sites.

The EPV has been designed to be easy and simple to deploy and implement, and does not require any additional software or server installation. As with previous versions, the new EPV offers straightforward, real-time access to all patching information via a user-friendly, permission-based GUI on a web browser, yet requires no compromise on sophisticated features such as email alerts, data export to Excel and task management.

The solution is available in several configurations that make it applicable for networks of various sizes. EPV can be easily upgraded to RiT’s PatchView™, the industry-leading full-featured intelligent infrastructure management (IIM) solution, enabling customers to grow as required from initial installations to large-scale deployments.

EPV is simple to install. The hardware components of the system (either an EPV Central and EPV Scout or an EPV Controller, depending upon the topology of the network) connect easily to panels in the communication racks. Once this hardware is connected to the network, EPV is ready to start providing you with the comprehensive, up-to-date connectivity information you need to manage your cabling infrastructure effectively.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
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COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.